Exhibit 99.1

IsoEnergy Releases Inaugural Sustainability Report, Underscoring Commitment to Responsible Growth

TORONTO, July 15, 2025 /CNW/ - IsoEnergy Ltd. ("IsoEnergy" or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce the release of its inaugural Sustainability Report (the "Report") for the year ended December 31, 2024. The Report highlights IsoEnergy's progress in advancing its global uranium portfolio, with a focus on environmental stewardship, Indigenous partnerships, and responsible governance.

The Report marks a milestone in the Company's evolution, following its strategic acquisition of Consolidated Uranium Inc. in December 2023, establishing a diversified asset base across tier-one uranium jurisdictions. As IsoEnergy advances toward potential near-term production, sustainability remains central to its growth strategy. The full Report is available at https://www.isoenergy.ca/sustainability/.

Highlights

•	Environmental achievements include reducing impact and advancing operational readiness.
•	Achieved zero significant environmental incidents across all projects in 2024.
•	Initiated baseline environmental studies at Larocque East to guide future permitting and project design with a view to minimizing ecological impacts.
•	Reclaimed all active exploration sites, and enhanced waste management practices with the goal of reducing material waste.
•	Improved water efficiency and reduced emissions at Tony M Mine through targeted infrastructure upgrades.
•	Partnered with communities, establishing investments in people.
•	Maintained strong Indigenous representation in the workforce with 63% at Matoush and 36% at Larocque East.
•	Supported community well-being initiatives, including the Northlands College Scholarship Foundation and JZ Memorial Fund.
•	Implemented Company-wide policies on Health and Safety, Respectful Workplace, and Diversity.
•	Standardized incident investigation reporting across all exploration projects.
•	Strengthened governance with new policies for sustainable growth.
•	Adopted new oversight measures, including Corporate Governance Guidelines and Majority Voting Policy.
•	Achieved 100% Code of Ethics compliance, reinforcing a culture of integrity.
•	Continued strong Board oversight on risk management, cybersecurity, and sustainability.

Philip Williams, CEO and Director of IsoEnergy, commented, "This inaugural Report underscores our commitment to responsible resource development and highlights the concrete steps we have taken to reduce our environmental footprint, invest in local communities and businesses, and strengthen partnerships with Indigenous Nations. As we continue advancing our projects, sustainability remains central to how we plan to operate and grow. Looking ahead to 2025, our focus is on formalizing IsoEnergy's sustainability approach by developing a robust ESG framework to guide, manage, and track performance on material ESG issues."

The Report sets a strong foundation for IsoEnergy's sustainability journey and outlines the Company's plan to formalize its ESG strategy, including plans to conduct a materiality assessment and develop a Company-wide sustainability policy in 2025.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource. IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward-looking statements"). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements may relate to the Company's growth and development strategy; IsoEnergy's sustainability approach; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned ESG activities are as anticipated; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry; and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking statements are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For further information, please contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 07:00e 15-JUL-25